UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

58.COM INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

31680Q104**

(CUSIP Number)

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No. 31680Q104

1.	Names of Reporting Persons: BlueRun Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,126,264
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,126,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,126,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9): 5.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 31680Q104

1.	Names of Reporting Persons: BRV Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,126,264
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,126,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,126,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9): 5.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 31680Q104

1.	Names of Reporting Persons: BRV Partners IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,126,264
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,126,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,126,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9): 5.3%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 31680Q104

1.	Names of Reporting Persons: John Malloy
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,126,264
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,126,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,126,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9): 5.3%
12.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 31680Q104

1.	Names of Reporting Persons: Jonathan Ebinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,126,264
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,126,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,126,264
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9): 5.3%
12.	Type of Reporting Person (See Instructions): IN, HC

Item:

1(a)	Name of Issuer:

58.COM INC.

1(b)	Address of Issuer’s Principal Executive Offices:

Block E, The North American International Business Center

Yi 108 Beiyuan Road, Chaoyang District,

Beijing 100101

People’s Republic of China

2(a)	Name of Person Filing:

BlueRun Ventures IV, L.P.

BRV Partners IV, L.P.

BRV Partners IV, Ltd.

John Malloy

Jonathan Ebinger

2(b)	Address of Principal Business Office or, if none, Residence:

BlueRun Ventures IV, L.P.

BRV Partners IV, L.P.

BRV Partners IV, Ltd.

c/o Campbells Corporate Services Limited, Floor 4

Willow House, Cricket Square, P.O. Box 268

Grand Cayman KY1-1104, Cayman Islands

John Malloy

Jonathan Ebinger

c/o BRV Management Co., L.L.C.

545 Middlefield Road

Suite 250

Menlo Park, CA 94025

2(c)	Citizenship:

BlueRun Ventures IV, L.P. - Cayman Islands limited partnership

BRV Partners IV, L.P. – Cayman Islands exempted limited partnership

BRV Partners IV, Ltd. – Cayman Islands exempted corporation

John Malloy - Unites States citizen

Jonathan Ebinger – Unites States citizen

2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00001

2(e)	CUSIP Number:

31680Q104*

3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares.

(b)   ☐   Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)   ☐   Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)   ☐   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   ☐   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)    ☐   An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)   ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)   ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813).

(i)    ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)    ☐   Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

4(a)	Amount beneficially owned:

11,126,264 shares deemed beneficially owned by BlueRun Ventures IV, L.P.

11,126,264 shares deemed beneficially owned by BRV Partners IV, L.P.

11,126,264 shares deemed beneficially owned by BRV Partners IV, Ltd.

11,126,264 shares deemed beneficially owned by John Malloy

11,126,264 shares deemed beneficially owned by Jonathan Ebinger

4(b)	Percent of class:

5.3% shares deemed beneficially owned by BlueRun Ventures IV, L.P.

5.3% shares deemed beneficially owned by BRV Partners IV, L.P.

5.3% shares deemed beneficially owned by BRV Partners IV, Ltd.

5.3% shares deemed beneficially owned by John Malloy

5.3% shares deemed beneficially owned by Jonathan Ebinger

4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

11,126,264

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

11,126,264

5.	Ownership of Five Percent or Less of a Class:

Not Applicable

6.	Ownership of More than Five Percent on Behalf of Another Person.:

Not Applicable

7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

8.	Identification and Classification of Members of the Group:

Not Applicable

9.	Notice of Dissolution of Group:

Not Applicable

10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Materials to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated as of August 13, 2015, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2015
Date

BlueRun Ventures IV, L.P.
By: BRV Partners IV, L.P
Its: General Partner

By: BRV Partners IV, Ltd.
Its: General Partner

By:	/s/ Jonathan Ebinger
Name: Jonathan Ebinger
Title: Authorized Signatory

August 13, 2015
Date

BRV Partners IV, L.P.

By: BRV Partners IV, Ltd
Its: General Partner

By:	/s/ Jonathan Ebinger

Name:	Jonathan Ebinger
Title:	Authorized Signatory

August 13, 2015
Date

BRV Partners IV, Ltd.

By:	/s/ Jonathan Ebinger

Name:	Jonathan Ebinger
Title:	Authorized Signatory

August 13, 2015
Date

John Malloy

/s/ John Malloy
Signature

August 13, 2015
Date

Jonathan Ebinger

/s/ Jonathan Ebinger
Signature